October 21, 2024

Securities and Exchange Commission

Division of Corporate Finance

Office of Energy and Transportation

Washington, D.C.

Re: Lelantos Holdings, Inc.

Amendment No. 7 to Offering Statement on Form 1-A

Filed September 11, 2024

File No. 024-12414

Dear Anuja Majmudar:

Pursuant to the commentary letter provided on September 24, 2024, I have outlined responses to each of the items listed in the commentary letter. Corresponding amendments have been made to the body of the Offering Statement as well. Please disregard the response provided on October 4, 2024 and replace it with this letter.

Amendment No. 7 to Offering Statement on Form 1-A filed September 11, 2024 Business Overview, page 7

1. We note your response to prior comment 1. Please revise your disclosure which suggests that you are currently working to achieve numerous business objectives intended to consolidate your industry to clarify that you hope or intend to pursue this objective. In this regard, we note that you are an early-stage company and your disclosure should not overstate the extent of your operations. Make similar revisions throughout the offering statement.

Response

In the prior Commentary Letter received 9/6/2024, the following was requested: “We note your disclosure stating that you have a “vision of being at the forefront of innovation in a dynamic industry as well as providing solutions that overcome the traditional obstacles within the sector.” Please enhance your disclosure to clarify what you mean by each of the identified obstacles which include finance barriers, bifurcated providers, complete logistics issues and incomplete solutions under one house. Also disclose how you plan to provide solutions to each of these obstacles.”

In our response and amended offering, posted 9/10/2024 we clarified our vision statement to include a description of each of the objectives and how we intend or or how we are actively working to accomplish these goals. Your statement indicating that we are overstating the extent of our operations is baseless and subjective.

●	A vision statement is a written document that describes an organization’s long-term goals and aspirations for the future. It’s a concise statement that provides a big-picture view of what the organization does and where it’s going. The vision we are describing in the circular is the basis for our operations and what we are actively working towards accomplishing within the Renewable Energy industry.

●	The activities described in the amended offering circular (and listed below) ARE activities we are currently working towards on a daily basis. It is clear in the circular that these are activities that will accomplish the goals outlined in our vision.

○	Uniting several lending options under one roof with a unified portal that will provide multiple financial products for individual projects with a 48-hour turn-around time.

○	Connecting finance providers, vendors, and distributors to ensure that all Lelantos’ preferred equipment providers on are approved by the financiers and distributors we use. This will ensure more consistent pricing and availability and dramatically enhance operational efficiency.

○	Creating relationships with new logistics partners and warehousing to develop strategically located “equipment” hubs for project deployment.

○	The ultimate goal is to assimilate the solutions listed above into a single platform that streamlines the entire renewable energy project process – from customer intake all the way through project development and construction.

●	Based on comments provided by the SEC via a phone call on October 21, 2024 several disclosures have been added to the body of the offering circular highlighting the status of the company as an “early-stage” entity as well indicated the inherent risk involved with investing in an “early-stage” company and that the company can guarantee the success of its operations, it’s stock performance or a return on investment. Most notably these disclosure have been added to the following pages in relation to the description of the company’s visions as well as current and future business activities.

The Company’s overall vision has been collectively developed by a seasoned management team over the past decade to culminate its current operations; however, the Company is still an “early-stage company” and there are inherent risks (detailed in subsequent sections) with investing into the Company. Moreover, although our team is currently working on making our vision a reality on a daily basis, as an early-stage company, with a limited track record, we cannot guarantee success or that we will achieve our goals. As stated above, investment into Lelantos through this offering has inherent risk and investors are not guaranteed a return on their investment or performance of their stock, nor is the ability of the company to perform guaranteed.

The Company is currently reliant on investment dollars and will need to raise additional capital to fund operations based on the current volume of business development. We can provide no assurance that the required additional capital will be available to us on favorable terms, or at all.

The company is currently an early-stage company with a limited track record and cannot guarantee the success of its initiatives, both current and future, nor can the company guarantee the performance of it's stock or a return on investment. There are inherent risks (outlined below) of investing in an early-stage company)

Risk Factors

As an early-stage company, an investment in our shares involves a high degree of risk and many uncertainties. You should carefully consider the specific factors listed below, together with the cautionary statement that follows this section and the other information included in this Offering Circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

We have a limited operating history, which may make it difficult for investors to predict future performance based on current operations.

The Company’s overall vision has been collectively developed by a seasoned management team over the past decade to culminate its current operations; however, the Company is still an “early-stage company” and there are inherent risks (detailed in subsequent sections) with investing into the Company. Moreover, although our team is currently working on making our vision a reality on a daily basis, as an early-stage company, with a limited track record we cannot guarantee success or that we will achieve our goals. As stated above, investment into Lelantos. through this offering has inherent risk and investors are not guaranteed a return on their investment or performance of their stock, nor is the ability of the company to perform guaranteed.

The Company is currently reliant on investment dollars and will need to raise additional capital to fund operations based on the current volume of business development. We can provide no assurance that the required additional capital will be available to us on favorable terms, or at all.

The company is currently an early-stage company with a limited track record and cannot guarantee the success of its initiatives, both current and future, nor can the company guarantee the performance of its stock or a return on investment. There are inherent risks (outlined above of investing in an early-stage company.

The Company is currently reliant on investment dollars and will need to raise additional capital to fund operations based on the current volume of business development. We can provide no assurance that the required additional capital will be available to us on favorable terms, or at all.

The company is currently an early-stage company with a limited track record and cannot guarantee the success of its initiatives, both current and future, nor can the company guarantee the performance of its stock or a return on investment. There are inherent risks (outlined below) of investing in an early-stage company.

The Company is currently reliant on investment dollars and will need to raise additional capital to fund operations based on the current volume of business development. We can provide no assurance that the required additional capital will be available to us on favorable terms, or at all.

The company is currently an early-stage company with a limited track record and cannot guarantee the success of its initiatives, both current and future, nor can the company guarantee the performance of its frock or a return on investment. There are inherent risks (outlined above) of investing in an early-stage company.

Item 16. Index to Exhibits, page 7

2. We are unable to locate your response to prior comment 4. Each exhibit must be listed in the exhibit index according to the number assigned to it under Item 17 of Form 1-A. In addition, the number assigned to an exhibit in the exhibit index should correspond to the number assigned to the exhibit filed on the EDGAR system and the title assigned to an exhibit in the exhibit index should correspond to the title assigned to the exhibit filed on the EDGAR system. Revise accordingly.

Response

Per the instructions for the offering circular listed in the following SEC guidance form:

https://www.sec.gov/files/form1-a.pdf, pages 32-35, the exhibits are now listed per the numbered categories required by the guidance document. The title and number of the exhibits filed in the EDGAR system correspond to the title and the number assigned to the exhibits in the exhibit index included as item 17 in Part II of the offering circular.

Determination of Offering Price, page 25

3. We note your disclosure that the offering price is not fixed. Please revise to confirm, if true, that the offering price of $.20 is fixed. Make appropriate changes throughout, as necessary.

Response

The paragraph referring the price indicated on Page 25 now states that the price is fixed (see screen shot below). This is the only area of the diclosure that had indicated a “non-fixed” price. No other changes were needed throughout the document.

DETERMINATION OF OFFERING PRICE

The offering price of the common stock through this circular is fixed and has been determined, in part, by the price of the publicly traded shares of the Company. It is the opinion of the Company that the price of the shares does not bear any relationship to our assets, book value, historical earnings or net worth. No valuation or appraisal has been prepared for our business.

The following is a summary of the high and low closing bid prices of our Common Stock for the periods indicated, as reported by the OTC Markets Group, Inc. The quotations reflect inter-dealer prices, without retail mark-up, markdown or commissions and may not necessarily represent actual transactions. On October 21, 2024, the closing bid price on the OTC Markets for our Common Stock was $0.058.

Signatures, page 61

4. We note your response to our prior comment 6 and re-issue it as the offering statement still appears to only be executed on behalf of the Company. Please revise your signature page to include the second part of the signatures page that “This offering statement has been signed by the following persons in the capacities and on the dates indicated” and include the required signatures and titles thereunder. In that regard, specifically revise to have the offering statement signed by the principal financial officer, the principal accounting officer and a majority of the members of your board of directors in their individual capacities. See Instructions to Signatures for Form 1-A.

Response

Per the instructions for the offering circular listed in the following SEC guidance form: https://www.sec.gov/files/form1-a.pdf, page 36 (see screen shot below):

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of ______________, State of _____, on __________ (date).

(Exact name of issuer as specified in its charter)_______________________________________

By (Signature and Title)_________________________________________________________

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature)______________________________________________

(Title)_________________________

(Date)___________________

and discussion directly with Mrs. Majmudar, the signature page now adheres to the proper format.

Truly Yours

Nathan Puente

/s/ Nathan Puente

CEO

Lelantos Holdings

Nathan@Lelantos.Group

520-256-2248